UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 28)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800
__________________________________________________
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
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1.    Names of Reporting Persons.

      Nicholas G. Karabots
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
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3.    SEC Use Only..............................................................
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4.    Source of Funds (See Instructions) PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization
                  United States of America
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        2,003,180
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          2,003,180
----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,003,180
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   33.4% (1)
----------------------------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) IN
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(1) Based on 5,996,212 shares of Common Stock (as defined below) stated to be outstanding as of February 28, 2013 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on January 31, 2013.

CUSIP No. 032159105
----------------------------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Glendi Publications, Inc. 59-2235938
----------------------------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
----------------------------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
----------------------------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  Delaware
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        1,391,180
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
-----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          1,391,180
-----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,391,180
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   23.2%
----------------------------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
----------------------------------------------------------------------------------------------------

CUSIP No. 032159105
----------------------------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Kappa Media Group, Inc. 23-3047713
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
----------------------------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
----------------------------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
----------------------------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                   Pennsylvania
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        410,000
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          410,000
----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          410,000
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   6.8%
----------------------------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
----------------------------------------------------------------------------------------------------

This Amendment No. 28 to Schedule 13D (“Amendment No. 28”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 27 to Schedule 13D filed on February 1, 2013, Amendment No. 26 to Schedule 13D filed on January 2, 2013, Amendment No. 25 to Schedule 13D filed on September 18, 2012, Amendment No. 24 to Schedule 13D filed on August 21, 2012, Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 28 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 28.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 28.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 28.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 28.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraph at the end of the previous disclosures:

On April 8, 2013, Nicholas G. Karabots transferred, as a charitable contribution, 170,000 shares of Common Stock of the Corporation to The Franklin Institute.  Mr. Karabots may also from time to time effect other dispositions of shares of Common Stock of the Corporation owned by him or by entities that he controls.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

There are no amendments to Item 5 of the Statement pursuant to this Amendment No. 28.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 28.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 28.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2013
/s/ Nicholas G. Karabots
Nicholas G. Karabots

GLENDI PUBLICATIONS, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer

KAPPA MEDIA GROUP, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer